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21004838

ANNUAL AUDITED REPORT

DEC 15 2021

FORM X-17A-5
PART III

Washington DC
415

SEC FILE NUMBER
8-03223

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2020 AND ENDING 09/30/2021
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALLISON-WILLIAMS COMPANY

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2355 HIGHWAY 36 WEST, SUITE 400

(No. and Street)

ROSEVILLE   MN   55113
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
PATRICK RYAN   612-317-4700

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BAKER TILLY US, LLP

(Name – *if individual. state last, first. middle name*)

One Penn Plaza, Ste 3000   New York   NY   10119
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __Gregory A. Larson__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__ALLISON-WILLIAMS COMPANY__ , as
of __November 29__ , 20__21__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JANET MAE ALLAND
Notary Public-Minnesota
My Commission Expires Jan 31, 2025

Greg Larson   Digitally signed by Greg Larson
Date: 2021.12.09 14:08:10 -06'00'

Signature

Janet Mae Alland

Notary Public

CHIEF EXECUTIVE OFFICER

Title

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [✓] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Allison-Williams Company
a Minnesota Corporation

Statement of Financial Condition
Including Report of Independent Registered Public Accounting Firm
As of September 30, 2021

**Filed as PUBLIC information pursuant to Rule 17a-5(d)
under the Securities Exchange Act of 1934.**

Contents



Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Allison-Williams Company

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Allison-Williams Company
(the Company) as of September 30, 2021, and the related notes (collectively referred to as the "statement of
financial condition"). In our opinion, the statement of financial condition presents fairly, in all material respects,
the financial position of the Company as of September 30, 2021, in conformity with accounting principles
generally accepted in the United States of America.

Basis for Opinion

The statement of financial condition is the responsibility of the Company's management. Our responsibility
is to express an opinion on the Company's statement of financial condition based on our audit. We are a
public accounting firm registered with the Public Company Accounting Oversight Board (United States)
(PCAOB) and are required to be independent with respect to the Company in accordance with the U.S.
federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission
and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that
we plan and perform the audit to obtain reasonable assurance about whether the statement of financial
condition is free of material misstatement, whether due to error or fraud. Our audit included performing
procedures to assess the risks of material misstatement of the statement of financial condition, whether
due to error or fraud, and performing procedures that respond to those risks. Such procedures included
examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial
condition. Our audit also included evaluating the accounting principles used and significant estimates made
by management, as well as evaluating the overall presentation of the statement of financial condition.
We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter

The accompanying statement of financial condition has been prepared assuming that the Company will
continue as a going concern. As discussed in Note 1 to the statement of financial condition, the Company
has suffered a loss from operations and reduced revenues. These factors raise substantial doubt about its
ability to continue as a going concern. Management's plans in regard to these matters are also described
in Note 1. The statement of financial condition does not include any adjustments that might result from the
outcome of this uncertainty.

We have served as the Company's auditor since 2017.

Baker Tilly US, LLP

New York, New York
December 8, 2021

Allison-Williams Company
Statement of Financial Condition
As of September 30, 2021

Assets

Cash (Note 2)	$	66,336
Receivable – Deposit with Clearing Broker Dealer (Note 2)		
Other Receivables	2,965	
Furniture & Equipment (cost less accumulated depreciation)		5,449
Right-of-Use Asset		9,645
TOTAL ASSETS	$	134,395

Liabilities and Stockholder's Equity

Liabilities		
PPP Loan		
Accounts Payable	5,000	
Lease Liability		9,645
Total Liabilities		58,692
Stockholder's Equity		
Common Stock		211,287
Par Value $0.25; Authorized 2,000,000 Shares, Issued & Outstanding 845,149 Shares		
Additional paid-in capital		1,959,698
Accumulated deficit		(2,095,282)
Total Stockholder's Equity		75,703
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY	$	134,395

See Accompanying Notes to Financial Statements.

Allison-Williams Company
Notes to Financial Statements
As of and for the Year Ended September 30, 2021

Note 1.   Nature of Business and Significant Accounting Policies

Nature of business: Allison-Williams Company (the Company), a Minnesota corporation, is a broker/dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company's primary business operations include providing services to institutional investors throughout the United States in the fixed-income securities secondary market. The Company receives revenues from principal transactions commissions charged in connection with the fixed income securities and consulting fees for private placement services for raising capital and introducing investors. The Company is a wholly owned subsidiary of B&T Capital, Inc.

The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company will clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. The Company does maintain a special reserve account which is further discussed in Note 2. In October of 2020, without warning the Company was advised by its long-term clearing agent was exiting the physical settlement business and the Company was required to find a new clearing agent to settle its trades. The Company established a relationship with a new clearing May of 2021. From November 2020 through May 2021, the Company was effectively shut out of the market negatively impacting the Company's revenue.

Financial condition: The Company generated a net loss of $38,850 for the fiscal year ended September 30, 2021. Capital needs of the Company have been met through capital contributions by B&T Capital, Inc. when necessary. The Company's future capital requirements will be influenced by numerous factors. Management is focused on business activities with tighter margins but higher market acceptance in an effort to increase business flow, create more predictable outcomes and result in improved operating results. The Company made changes during its fiscal year ended September 30, 2021 to reduce operating costs. For the fiscal year ending September 30, 2022, the Company will continue to assess expenses and make changes to control or reduce its expenses as appropriate. Notwithstanding the Company's cost containment measures and receipt of a second forgivable PPP Loan, the impact on the Company's revenues caused by the change in clearing agents resulted in the need for capital contributions to meet operating needs and maintain required capital in the fiscal year ended September 30, 2021. Notwithstanding the Company's ongoing cost containment measures, and improved revenue, additional capital contributions may still be needed from B&T Capital, Inc.

In FY 2020 the Company applied for and received a forgivable Paycheck Protection Program Loan ("PPP Loan 1") of $43,042. The Company chose the optional 24 week covered period to for use of the PPP Loan 1 proceeds. The Company's 24 week covered period expired the last week of October 2020. The Company applied for forgiveness of all principal and interest amounts due for PPP Loan 1. PPP Loan 1 was forgiven in February of 2021.

In FY 2021 the Company applied for and received a second forgivable Paycheck Protection Program Loan ("PPP Loan 2") of $43,786. The Company used all of the proceed from PPP Loan 2 for permissible/forgivable purposes in FY 2021 applied for forgiveness of all principal and interest amounts due for PPP Loan 2.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Management believes these actions will enable the Company to both address its pending obligations and improve future profitability and cash flow in its operations. As a result, the financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of the Company's activity to continue as a going concern. However, there can be no assurance that the Company will achieve or sustain profitability or positive cash flow from its operations. The accompanying financial statements do not include any adjustments that may result if the Company is unable to continue as a going concern.

Significant accounting policies and use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash: The Company maintains cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Revenue recognition: In accordance with GAAP applicable to FINRA regulated Broker Dealers, commission income from securities transactions are recorded on the trade date basis as if they had settled. Profit and loss arising from securities transactions entered into the account of the Company are recorded on a trade-date basis. Revenues from other investment banking services and corporate finance transactions are recognized on the closing date or the date or dates depending on the terms set forth in the agreement covering such services after exercising appropriate judgement to determine, contract terms, whether performance obligations are point-in-time or over-time and have been achieved, appropriate timing of revenue recognition and collectability if actual funds have not been received at the time of the transaction.

Depreciation: Furniture and equipment are depreciated using the straight-line method over estimated useful lives of five years. Leasehold improvements are amortized over the life of the lease or the useful life of the improvements, whichever is shorter. Repairs and maintenance costs are expensed as incurred.

Income taxes: The Company is a member of a group of affiliated companies that file a consolidated federal income tax return. For financial reporting purposes, each of the companies in the affiliated group is allocated its share of the federal tax liability or benefit on the basis of its taxable income or loss. The Company and its affiliates file certain state income tax returns separately from the consolidated group as appropriate.

Deferred taxes are provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, some portion of the deferred tax assets may not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Accounting for Uncertainty in Income Taxes topic of the *FASB Accounting Standards Codification* (ASC) addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this standard.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

The Company files tax returns in U.S. federal and various state jurisdictions. With few exceptions, the Company is no longer subject to income tax examinations by the U.S. federal or state tax authorities for years before 2018.

Net deferred tax assets consist of the following components as of September 30, 2021:

Deferred Tax Assets		
Net operating loss carryforward	$	608,722
Other		722
		608,000
Less valuation allowance		(608,000)
	$	-

The Company recorded a valuation allowance on the deferred tax assets to reduce the total to an amount that management believes will ultimately be realized. Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and carryforwards are expected to be available to reduce taxable income. The Company recorded a full valuation allowance on deferred tax assets, as management believes it is more likely than not it will not be realized. The deferred tax assets and corresponding valuation allowance increased by ($5,700) during the year ended September 30, 2021 due to a change in federal income tax rates and the current year net operating income. As of September 30, 2021, the Company has available net operating loss carryforwards for tax purposes of approximately $2,895,000 which expire in varying amounts through 2040.

Subsequent events: The Company has considered subsequent events through November 30, 2021, the date the financial statements were available, in preparing the financial statements and notes thereto. The only subsequent event outside the normal course of Company's operations was the forgiveness of PPP Loan 2 on October 28, 2021.

New Accounting Pronouncements: The following are accounting pronouncements recently issued that the Company is currently evaluating or has evaluated the impact adoption will have on its financial statements.

On January 1, 2020, the Company adopted the amended accounting standard for credit losses which replaced the incurred loss impairment methodology with an expected credit loss methodology requiring consideration of a broader range of information to determine credit loss estimates. The Company has identified the following financial asset pools that are withing the scope of the credit loss standard: commissions receivable and termed advisor receivable. The Company's commissions receivables are short-term in nature and are settled withing 30-90 days. Therefore, no specific allowance for credit loss was recorded for commissions receivable. The Company's termed advisor receivables are generally immaterial and evaluated quarterly for collectability at which point a write-off is recorded if deemed necessary. There were no adjustment made to the Company's current process in evaluating historical loss for these receivables. Therefore, the adoption of this standard did not have a material impact on the Company's financial statements or related disclosures.

Note 2. Cash Segregated Under Federal and Other Regulations

In accordance with provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, the Company may be required to maintain amounts segregated in "special reserve bank accounts for exclusive benefit of customers." As of September 30, 2021, no amounts were required to be on deposit in these special

reserve bank accounts. The Company had $0,00 on deposit in such an account as of September 30, 2021 and, the entire amount, if any, in the account was available for immediate withdrawal as there were no amounts required to be on deposit. This has been included for the purpose of the Company's net capital calculation.

The Company maintains a clearing deposit account with a clearing broker/dealer in connection with the Company's clearing and settlement agreement. The Company is required to maintain a minimum deposit of $50,000 in the clearing deposit account which the Company carries as a receivable from a broker/dealer. This has been included for the purpose of the Company's net capital calculation.

Note 3.   Commitments and Contingencies

Net capital requirements: The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1. As described in Note 1, the Company operates under the exemptive provisions of paragraph (k)(2)(ii) of Rule 15c3-3 and is required to maintain minimum net capital of $50,000. Net capital and the related net capital ratio fluctuate on a daily basis; however, at September 30, 2021, the net capital ratio, net capital, and excess net capital were as follows:

Net capital ratio (Based on Aggregate Debt)	0.04736:1
Net capital ratio (Based on Aggregate Debt less Excluded Debt)	0.00:1
Net Capital	111,336
Excess net Capital	$ 61,336

Off-balance-sheet risk: As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Concentrations of credit risk: The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker/dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Indemnifications: In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 4. Leases

For the year ended September 30, 2021, the Company's total rental expense under all leases was $33,255.

Office Space: The Company terminated its prior month to month office lease and moved its offices into a co-working space as of March 1, 2021. The initial term of the lease for the new space was 6 months, expiring at the end of August 2021. The Company extended its lease for an additional 6 months with the current term expiring at the end of February 2022. At the end of the current lease term, the Company will have the option to extend the lease on a month-to-month basis or may seek a longer term. As of March 1, 2021 the Company's base rent is $1,417. The Company's projected minimum rental commitment for its office space for the year ending September 30, 2022 is $1,417 which is equal to 1 month's rent. If the Company occupies its current space through the entire year, its base rent will be $17,004.

Storage Space: Prior to moving to its current location the Company also leased a separate storage suite in the building on a month-to-month basis. The terminated the lease of the storage space as of the end of February 2021. The Company does not currently lease any storage space.

Equipment Lease: In accordance with ASU 2016-02, *Leases (Topic 842)*, the Company's leases with terms longer than twelve months are recorded on the statement of financial condition. The Company leases a copy machine under an operating lease which expires July 2025. The monthly lease payment under the copy machine lease is $237. The present value factor for the copy machine lease is 5% and was determined by obtaining a quote from a financial institution for a 60 month loan in an amount sufficient to acquire the copy machine.

The Company had $9,645 of operating lease right-of-use assets as of September 30, 2021. Operating leases on the statement of financial condition as of September 30, 2021 were:

Right-of-Use Leased Asset – Copy Machine	$ 9,645
Lease Liability – Copy Machine	$ 9,645

The weighted average remaining lease term is 3.83 years.

Future minimum lease payments as of September 30, 2021 are as follows:

2022	$ 2,784
2023	2,784
2024	2,784
2025	2,320
Total future minimum leas payments	10,672
Less:future interest payments	(1,027)
Present value of future lease payments	$ 9,645